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                                     FORM OF

                           CERTIFICATE OF DESIGNATION

          Pursuant to Section 3.2 of the Limited Partnership Agreement

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                               Preferred Interests

         RIC COINVESTMENT FUND LP, a Delaware limited partnership (the "Partnership"), does hereby create and establish Preferred Interests and the amount thereof and the powers, preferences, duties, liabilities and obligations thereof are hereby fixed as follows:

         Section 1. Designation and Amount. The Partnership shall have preferred limited liability company equity interests (the "Preferred Interests") with an aggregate liquidation preference not to exceed $100,000.

         Section 2. Dividends. Holders of Preferred Interests shall be entitled to receive when, as and if declared by the Board of Directors of the Partnership, or a duly authorized committee thereof, cumulative distributions at the rate of 10% per year. Dividends on the Preferred Interests so declared shall be paid in preference to and in priority over any dividends declared and payable on the Partnership's common limited partnership interests (the "Shares").

         Section 3. Liquidation Rights. The Preferred Interests will have a liquidation preference equal to $500 per Preferred Interest plus accumulated and unpaid dividends and will be redeemable in whole or in part at any time at liquidation preference.

         Section 4. Asset Coverage. Immediately after issuance, the Preferred Interests will have an asset coverage of 200%, as required under the Investment Company Act of 1940, as amended (the "Investment Company Act"). Furthermore, the Shares may not declare any dividend or distribution unless the Preferred Interests have, at the time of the dividend or distribution, an asset coverage of at least 200% after deducting the amount of the dividend or distribution.

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         Section 5. Voting Rights. The Preferred Interests will vote together with the Shares on all matters with respect to which Interests in the Partnership are entitled to vote and, in addition, the Preferred Interests will have the right to (a) elect two Directors of the Partnership at all times and to elect a majority of managers if at any time dividends on the Preferred Interests are unpaid in an amount equal to two full years' dividends and to be so represented until all dividends in arrears have been paid or otherwise provided for; and (b) vote as a class on any plan of reorganization adversely affecting such securities or on any matter requiring a vote of security holders under
Section 13(a) of the Investment Company Act. On matters on which the Preferred Interests are entitled to vote, each Preferred Interest shall have one vote.

         Section 6. Other Rights or Preferences. Unless otherwise required by law, the holders of Preferred Interests shall not have any rights or preferences other than those set forth herein or in the Partnership Limited Partnership Agreement.

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         IN WITNESS WHEREOF, RIC COINVESTMENT FUND LP has caused this
Certificate to be signed by [              ] and attested by [               ]
this [             ] day of [           ], [    ].

                                            RIC COINVESTMENT FUND LP



                                            By:
                                                --------------------------------
                                                  Name:
                                                  Title:



Attest:


By:
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      Name:
      Title:


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